United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐   No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐   No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐   No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Table of Contents

Press Release
Signature Page

Press Release

Vale announces intention to invest in a steel mill
Rio de Janeiro, August 14, 2008 – Companhia Vale do Rio Doce (Vale) announces its intention to build a steel plant in Marabá, in the state of Pará, Brazil. The mill is planned to have a production capacity of 2.5 million metric tons per year of semi-finished steel. The total estimated investment amount to US$ 3.3 billion and the start up is expected to be in 2013.
The project encompass the installation of an integrated plant for the production of hot rolled coil (HRC), heavy plate and billet, with the possibility to be expanded to 5 million metric tons per year, as well as a coke plant, located in Barcarena, state of Pará, Brazil.
The project is estimated to create 16,000 new jobs in the construction phase, and 3,500 jobs in the operational phase.
In accordance to Vale’s strategy for the steel industry, we are looking for partners, aiming to promote the growth of Brazilian steel industry, thereby increasing consumption of high-quality iron ore.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results.  All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Date: August 14, 2008		Roberto Castello Branco
Director of Investor Relations